Exhibit (d)(11)

INHERITED NONQUALIFIED ANNUITY ENDORSEMENT

This endorsement is part of the certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The endorsement is effective as of the date of issue shown on the certificate data page.

This endorsement amends the certificate to reflect its issuance to a beneficiary who is entitled to death benefit proceeds from one or more nonqualified annuity contracts that have been exchanged for the certificate.

The intent of this endorsement is to maintain the certificate’s status as an inherited nonqualified annuity contract under Section 72(s) of the Internal Revenue Code (the IRC) of 1986, as amended. We may amend the certificate and this endorsement at any time to maintain compliance with Section 72(s) of the IRC.

You must comply with Section 72(s) of the IRC to preserve the advantages of tax deferral and to prevent tax penalties. You agree to provide us with all information necessary to prepare any reports required by law, including federal and state tax reporting and withholding laws.

Definitions

The following definitions are added to the certificate:

Decedent – The person whose death triggered your right to receive death benefit proceeds from one or more nonqualified annuity contracts.

Stretch Required Minimum Distribution (SRMD) – The minimum amount you must withdraw each year from this certificate under Section 72(s) of the IRC as determined by us.

Certificate Provision Modifications

Because of the addition of this endorsement to your certificate, several provisions of your certificate are modified as follows:

Ownership Provisions

This certificate is offered to a natural person who is entitled to receive death benefit proceeds from the nonqualified annuity contract(s) that have been exchanged under Section 1035 of the IRC. All references to the owner or annuitant in the certificate mean this person. Ownership is nonforfeitable and may not be changed or assigned.

Premium Provisions

The initial premium must be received in the form of a 1035 exchange of the death benefit proceeds from one or more inherited nonqualified annuity contract(s) to which you are entitled due to the death of the Decedent. Initial premium received after the effective date of this endorsement will be accepted only if disclosed in your application and if acceptance of the premium does not interfere with our ability to process your SRMDs. Additional premium is not allowed.

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Benefit, Withdrawal, & Settlement Provisions

This certificate is intended to qualify as an inherited nonqualified annuity under Section 72(s) of the IRC. You must begin taking SRMDs, or payments must have started under a prior inherited nonqualified annuity, within one year of the date of death of the Decedent. SRMDs must be paid over a period not to exceed your life expectancy, as determined under Section 72(s)(2) of the IRC, related regulations, and published guidance. If you do not select a payment date or select a payment date that is beyond one year of the date of death of the Decedent, we will process your SRMD as required by applicable law.

SRMDs must be made in intervals not longer than one year. No surrender charge will apply for any SRMD. We will process your SRMDs according to our procedures in effect at the time of the distribution.

You may not elect any of the settlement options described in your certificate.

If you are living on the retirement date, we will pay the surrender value as of the retirement date in a single sum to you.

If you die while this certificate is in force, we will pay the death benefit in a single sum to the beneficiary. The certificate will terminate, and continuation of the certificate by any beneficiary(ies) is not allowed. All other options for receiving the death benefit are deleted from the certificate.

MODERN WOODMEN OF AMERICA

[
National Secretary] (1)

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